EXHIBIT 99.5



FOR IMMEDIATE RELEASE                        CONTACT  Andrea J. Keller
May 15, 1998                                          Frederick Brewing Co.
                                                      301-694-7899 x120


                        MARYLAND BEER ON A BOAT TO CHINA
               Frederick Brewing Co. Begins Distribution in China


FREDERICK, MD -- Frederick Brewing Co. (NASDAQ: BLUE) announced today that it has agreed to begin distributing three of its best-selling beers in China: Wild Goose(TM) IPA, Blue Ridge(R) Golden Ale and Brimstone(TM) Honey Red(TM). In agreement with Jin Ming International Trade Co. Ltd., 2,800 cases of the beer are currently en route to Zhejiang, China.

"As the world's second largest beer market, China represents a vast, virtually untapped market for our products," said Frederick Brewing Co. President and COO Marjorie McGinnis. "We're very pleased to have taken this first step."

Founded in 1992, Frederick Brewing Co. completed a successful initial public offering (IPO) in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, Frederick Brewing Co. merged with two other Maryland microbreweries, Wild Goose Brewery, Inc. of Cambridge, MD and Brimstone Brewing Company of Baltimore, MD., creating the largest craft brewery in the Mid-Atlantic region. Frederick Brewing Co.'s beers are sold in 31 states and the District of Columbia.

Free public tours and tastings are held at Frederick Brewing Co.'s brewery every Saturday and Sunday at 1:30 p.m. Reservations are not required. Directions are available by calling the brewery at 888-258-7434, visiting the Frederick Brewing Co. website at http://www.fredbrew.com or referring to the map on the bottom of a six-pack. Downloadable label artwork and brewery photographs are available at http://www.fredbrew.com/prphotos.

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